Anne Nguyen Parker

Chief

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 27, 2020

Re:	Hylete, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed March 19, 2020
File No. 024-11158

Dear Ms. Parker:

We acknowledge receipt of comments in your letter of March 27, 2020 regarding the Offering Statement of Hylete, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A

Notes to the Financial Statements

Note 2 - Going Concern, page F-8

1.	We note you have revised your going concern footnote in response to our comment 9 to state "As of March 18, 2020, we have capital to fund operations through July 2020," however, your audit report is dated as of April 17, 2019. In this regard, since you have updated your going concern footnote, the date of your independent accountant's report may also require updating. Please advise or revise your footnote and/or audit report as necessary.

The Company has revised Note 2 to restore the paragraph that was included in the audited financial statements and to clarify that the paragraph regarding its 2020 financing plans is unaudited. As a result, the independent accountant’s report has not been updated.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli Partner

CrowdCheck Law LLP

cc:	Ronald Wilson
Adam Colton
Hylete, Inc.